Exhibit 3.1

AMENDMENT NO. 1 TO THE

AGREEMENT OF LIMITED PARTNERSHIP OF

ANTERO MIDSTREAM GP LP

This Amendment No. 1 (this “Amendment”) to the Agreement of Limited Partnership of Antero Midstream GP LP, a Delaware limited partnership (the “Partnership”), dated as of May 9, 2017 (the “Partnership Agreement”), is entered into effective as of October 9, 2018, by AMGP GP LLC, a Delaware limited liability company (the “General Partner”), as the general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

WHEREAS, in connection with the Partnership’s entry into that certain Simplification Agreement (the “Simplification Agreement”), dated as of October 9, 2018, by and among the General Partner, the Partnership, Antero IDR Holdings LLC, Arkrose Midstream Preferred Co LLC, Arkrose Midstream Newco Inc., Antero Midstream Merger Sub LLC, Antero Midstream Partners GP LLC, and Antero Midstream Partners LP, the Board of Directors of the General Partner, on behalf of the General Partner, deems it advisable and in the best interests of the Partnership that the General Partner enter into this Amendment in order to further reflect the original intention of Article XIV of the Partnership Agreement with respect to the procedure for approving mergers, consolidations and conversions of the Partnership;

WHEREAS, Section 13.1(d)(iv) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines is required to effect the intent expressed in the Registration Statement or the intent of the provisions of the Partnership Agreement or is otherwise contemplated by the Partnership Agreement;

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, acting pursuant to the power and authority granted to it under Sections 13.1(d)(iv) and 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement (i) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of the Partnership Agreement or is otherwise contemplated by the Partnership Agreement and (ii) and does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW, THEREFORE, it is hereby agreed as follows:

Section 1.              Amendment.

Article XIV of the Partnership Agreement is hereby amended and restated in its entirety as follows:

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1          Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America or any other country, pursuant to a written plan of merger, consolidation, conversion or other agreement (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2          Procedure for Merger, Consolidation or Conversion.

(a)           Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner, in declining to consent to a merger consolidation, or conversion, may act in its sole discretion.

(b)           If the General Partner shall determine to consent to the merger consolidation, or conversion, the General Partner shall approve the Merger Agreement, which shall set forth:

i.      the name and jurisdiction of formation or organization of each business entity proposing to merge, consolidate or convert;

ii.     in the case of a merger or consolidation, the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”) or, in the case of a conversion, a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

iii.    the terms and conditions of the proposed merger, consolidation or conversion;

iv.    in the case of a merger or consolidation, the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, then the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (B) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

v.     (1) in the case of a merger or consolidation, a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, certificate of formation or limited liability company agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation, or (2) in the case of a conversion, a statement identifying the organizational documents of the converted entity;

vi.    the effective time of the merger or conversion, which may be the date of the filing of the certificate of merger or conversion (and, with respect to a conversion, the filing of the certificate of incorporation or formation), as applicable, pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger or conversion is to be later than the date of the filing of such certificate of merger or conversion (and, with respect to a conversion, the filing of the certificate of incorporation or formation), as applicable, the effective time shall be fixed at a date or time certain and stated in the certificate of merger or conversion (and, with respect to a conversion, the filing of the certificate of incorporation or formation), as applicable); and

vii.   such other provisions with respect to the proposed merger, consolidation or conversion that the General Partner determines to be necessary or appropriate.

Section 14.3          Approval by Limited Partners

(a)          Except as provided in Sections 14.3(d) and (e), the General Partner, upon its approval of the Merger Agreement shall direct that the Merger Agreement and the merger, consolidation or conversion contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII.  A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

(b)           Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Share Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware LP Act would require for its approval the vote or consent of a greater percentage of the Outstanding Shares or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c)          Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d)           Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability under the Delaware LP Act of any Limited Partner, (ii) the primary purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the General Partner determines that the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e)           Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Partnership Interest outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Partnership Interest of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests Outstanding immediately prior to the effective date of such merger or consolidation.

(f)            Pursuant to Section 17-211(g) of the Delaware LP Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity.  Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4          Certificate of Merger or Conversion.  Upon the required approval by the General Partner and the Shareholders of a Merger Agreement, a certificate of merger or conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware or the appropriate filing office of any other jurisdiction, as applicable, in conformity with the requirements of the Delaware LP Act or other applicable law.

Section 14.5          Effect of Merger, Consolidation or Conversion

(a)           At the effective time of the certificate of merger or conversion, as applicable:

i.      in the case of a merger or consolidation, all of the rights, privileges and powers of each of the business entities that has merged or consolidated and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

ii.     in the case of a conversion, the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than its prior organizational form;

iii.    the title to any real property vested by deed or otherwise in any of those constituent business entities (or, in the case of a conversion, the Partnership) shall not revert and is not in any way impaired because of the merger, consolidation or conversion;

iv.    all rights of creditors and all liens on or security interests in property of any of those constituent business entities (or, in the case of a conversion, the Partnership) shall be preserved unimpaired; and

v.     all debts, liabilities and duties of those constituent business entities (or, in the case of a conversion, the Partnership) shall attach to the Surviving Business Entity (or, in the case of a conversion, the Partnership in the organizational form of the converted entity) and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

Section 2.              Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3.              Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(Signature Page Follows)

IN WITNESS WHEREOF, this Amendment has been executed as of October 9, 2018.

GENERAL PARTNER:

AMGP GP LLC

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

SIGNATURE PAGE

TO AMENDMENT NO.1 TO

AGREEMENT OF LIMITED PARTNERSHIP OF

ANTERO MIDSTREAM GP LP